SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

August 15, 2013

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: August 15, 2013

By: /s/ Susan Swabey
-----------------
Susan Swabey
Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

15 August 2013

Smith & Nephew plc (the "Company") announces that it has today granted the following conditional share award to a person discharging managerial responsibilities ("PDMR"):

Name of PDMR	Number of ordinary shares under award	Date of Grant
Rodrigo Bianchi	65,000 Ordinary Shares	15 August 2013

Notes:

(i)         The award will vest, subject to continued employment, in equal tranches on each of 15 August 2014, 15 August 2015 and 15 August 2016.

(ii)        No consideration is payable for this award.

(iii)       The transaction took place in London, UK.

This announcement is made in accordance with the requirements of DTR 3.1.4 (1) (a).

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc
Tel: 020 7401 7646